

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 11, 2005

Mr. Kam Wah Poon
Chief Financial Officer
China Energy Saving Technology, Inc.
Central.Plaza, 18 Harbour Road
Suite 3203A, 32nd Floor
Hong Kong, China

      RE: **China Energy Saving Technology, Inc.**
                Form 10-KSB for the fiscal year ended September 30, 2004
                Filed January 13, 2005
                Form 10-QSB for the quarter ended December 31, 2004
                Form 10-QSB for the quarter ended March 31, 2005
                File No. 000-31047

Dear Mr. Kam Wah Poon:

      We have reviewed your response to our letters dated July 28, 2005 and August 4, 2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year September 30, 2004

Financial Statements

Consolidated Statements of Shareholders' Equity, page F-6

1.   We refer to your response to comment 6. Revise future filings to incorporate the
       proposed disclosure and schedule. Since the table is a reconciliation of the number of
       shares issued in the merger, please remove the "$" signs prior to incorporation in your
       filing.

Note 1- Summary of Significant Accounting Policies and Organization, page F-8
Organization

2.   Your response to comment 9 indicates that the discount rate utilized in determining
       the present value of an energy savings installment contract is based on "the best
       lending rates offered by banks in China at the period end." Tell us how that rate is
       appropriate under the guidance from paragraphs 12 through 14 to APB 21. Future
       filings should describe how you determine the discount rate and should describe why
       you believe your method is appropriate in GAAP.

Note 11. Taxes Payable, page F-20

3.   Your response to prior comment 15 indicates that the tax waiver also included the
       accrued VAT tax. A VAT tax, when accrued, is normally presented as a reduction of
       gross revenue as opposed to income tax expense. Based on your income statements,
       its does not appear that the waived VAT tax was reported as income tax expense as
       the underlying amounts were accrued. That is, as sales were made. Accordingly, tell
       us why it is appropriate to report waived VAT tax as a reduction of income tax
       expense. Explain why the income statement classification of this item is appropriate.

Forms 10-QSB for Fiscal 2005

4.   We refer to your response to comment 16. As set forth in Regulation S-B an entity is not small business eligible once it reports two consecutive years of revenues in excess of $25 million. Your financial statements as filed in the Form 10-KSB for fiscal 2004 report revenues in excess of $25 million for both 2003 and 2004. Accordingly, you are not small business eligible as of October 1, 2004. Amend the Forms 10-QSB for fiscal 2005 to report on Form 10-Q and to provide any other disclosures required by Regulation S-X.

Form 10-QSB as of March 31, 2005

Consolidated Statements of Cash Flows, page 6

5.   We refer to the response comment 17. Future filings should also make disclosure about the business purpose of the loan.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 551-3676 with any other concerns.



Sincerely,

Gary Todd
Review Accountant